LOEB & LOEB LLP

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INCLUDING PROFESSIONAL CORPORATIONS      NEW YORK, NY  10154-0037    FACSIMILE:  212.407.4990
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Direct Dial: 212-407-4159
Direct Fax:  212-504-3013
e-mail: mnussbaum@loeb.com


                                January 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Re:      Adal Group, Inc.
         Form SB-2
         Request for Withdrawal of Registration Statement
         Filed August 12, 2005
         Commission File No. 333-127509 (the "Registration Statement")
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Ladies and Gentlemen:

            On behalf of our client, Adal Group, Inc. (the "Company"), this letter requests the immediate withdrawal of the Registration Statement. A comment letter was issued on the Registration Statement on September 15, 2005. The Registration Statement has not yet been declared effective. This request for withdrawal is being filed because the Company and the selling stockholder have determined that the accounting consequences of the financing structure are unfavorable to the Company, and they intend to consider alternatives.

            This request for withdrawal is made pursuant to Rule 477, and in conjunction with the filing of this request, we hereby confirm that the investor has not resold any of the securities that were covered by the Registration Statement.

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Securities and Exchange Commission
January 10, 2006
Page 2



            If you have any questions regarding this application, please do not hesitate to contact the undersigned.

                                                     Sincerely,


                                                     /s/ Mitchell S. Nussbaum
                                                     ------------------------
                                                     Mitchell S. Nussbaum
                                                     Loeb & Loeb LLP